

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Richard E. Baltz
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

      RE: American Capital Senior Floating, Ltd.
         File Nos.: 333-190357; 814-01025   August 30, 2013

Dear Mr. Baltz:

On August 2, 2013, you submitted on Form N-2, a registration statement for common shares of American Capital Senior Floating, Ltd. (the "Company"). The Company intends to file an election to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act") and will be eligible for treatment under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We have the following comments on the registration statement. Page numbers refer to the EDGAR printout of the filing.

General

1. Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

2. Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

Prospectus

3. Cover—Please disclose the amount of immediate dilution that investors in the public offering will experience.

4. Summary—Our Company—The disclosure in this section states that "we also intend to invest opportunistically in equity tranches of collateralized loan obligations (CLOs")...." Later disclosure (pages 2 and 37) indicates that investments "in debt and equity tranches of CLOs are deemed nonqualified assets for BDC compliance purposes." In your response, please explain why so much disclosure centers on the CLO investments when they are expected to comprise a relatively small portion of the Company's portfolio as nonqualified assets. In addition, on page 36, there is a presentation of the historical performance of the adviser's CLO investments. Please explain the relevance of this prior performance and the focus on these investments in the section "Investment Focus" on page 38 of the prospectus.

5. The Offering (page 8)—Distributions—The disclosure states that "a portion of our dividends…may constitute a return of capital." Many investors may not fully understand a return of capital. Please clarify that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not and that shareholders should not assume that the source of a distribution from the Company is net profit. In addition, please inform us whether the Company intends to report a distribution yield at any point prior to finalizing its tax figures. The Company should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yields.

6. Fees and Expenses—Page 23 states that the Company expects to invest in the equity trances of CLOs. In your response please explain whether the fees and expenses associated with these investments are reflected in the fee table.

7. Risks (page 19)—A change in currency exchange rates may adversely affect our profitability— Please disclose the percentage of Company assets expected to be invested in foreign securities.

8. Risks (page 23)—Our Manager's management fee is based on the amount of our total assets and is payable regardless of our performance. The disclosure states that "the decline in our total assets from such net unrealized depreciation will not reduce our management fee payable to our Manager." In your response please explain how this is possible given the formula for determining the management fee.

9. Risks (page 28)—Investments in non-investment grade CLO securities may be illiquid—Again, please explain the emphasis on CLO investments, which should only comprise a minimal portion of the Company's portfolio.

10. Risks (page 30)—Certain provision in our charter and bylaws could discourage a change of control—The disclosure here states that "Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future." Please add disclosure in this section stating that the Staff of the Division of Investment Management has taken the position that a business development company failing to opt out of the Maryland Control Share Acquisition Act acts in a manner inconsistent with Section 18(i) of the Investment Company Act of 1940 (the "Investment Company Act"). See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010) .

11. Management Services (page 55)—Please disclose if the Manager will be providing significant managerial assistance to portfolio companies.

12. Taxation as a RIC (page 68)—The disclosure states that the Company may acquire equity interests in operating companies that are considered CFCs (controlled foreign corporations). In your response, please inform the staff what percentage of Company assets are expected to be invested in CFCs and whether the Company expects to control any such CFC.

Accounting Comments

13. The Notes to the Seed Balance Sheet state that the organizational costs incurred prior to the commencement of the offering will be paid directly by American Capital, Ltd. and the Company will reimburse American Capital for these costs contingent on the commencement of its initial public offering. In your response, please discuss what the contingency is for reimbursement to the Company. Please include in the discussion the costs incurred to date for organizational and offering expenses, the terms of the reimbursement and why the Company feels that an accrual for this repayment is not necessary.

14. Discuss in your response whether the Company has any known commitments to purchase shares at the seed balance sheet date or through the date of effectiveness, as that may affect the analysis under ASC 450 for contingency disclosures.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Fund should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have questions regarding this comment letter or the filing, please call me at (202) 551-6970.

Sincerely,

/s/   Mary A. Cole

Mary A. Cole
Senior Counsel

/s/   Sheila Stout

Sheila Stout
Senior Staff Accountant

CC: Cydonii Fairfax
     American Capital Corp.